Exhibit 99.13

PREMIUM NICKEL RESOURCES LTD. REPORTS FIRST ASSAY RESULTS AT ITS
100% OWNED SELEBI MINE IN BOTSWANA: 25.65 METRES OF 0.95% NI, 2.03% CU

Toronto, Ontario, August 17, 2022 – Premium Nickel Resources Ltd. (formerly, North American Nickel Inc.) (TSXV:PNRL) ("Premium Nickel" or the "Company") is pleased to report the first assay results from the Company's 2022 diamond drilling program at its 100% owned Selebi nickel-copper-cobalt sulphide Mine in Botswana.

The Company's 2022 diamond drilling program commenced March 14, 2022, with approximately 8,366 metres of drilling completed as of August 16, 2022. Results have been received for the first 2022 drillhole and are reported herein. Assay results are pending from two additional target zone intersections.

Initial drill hole SMD-22-001 was prioritized to test an off-hole borehole electromagnetic ("BHEM") target from sd140 identified by PNRL during the compilation and verification of historic data in 2021 (figure 1). Legacy drill hole sd140 completed in 2010 was aimed at following the down-dip extension of legacy drill hole sd119 that reported an estimated true thickness interval of 38.5 metres averaging 1.58% Ni and 2.44% Cu, including 21.4 metres of 2.34% Ni and 3.39% Cu at the Selebi deposit (see news release dated August 15, 2022). Drill hole sd119 is located approximately 300 metres from the Selebi Mine underground infrastructure. See "Historic Data".

SMD-22-001 intersected two intervals of amphibolite hosted Ni-Cu sulphides. The lower interval of massive sulphide mineralization coincides with the interpreted target depth of the sd140 off-hole EM plate. This new hole has returned potentially significant results including:

•	SMD-22-001 (upper interval): 7.15 metres of 0.33% Ni, 0.82% Cu, 0.01% Co and 2.23 ppm Ag.

•	SMD-22-001 (lower interval): 25.65 metres of 0.95% Ni, 2.03% Cu, 0.04% Co and 7.40 ppm Ag.

o	Including 6.90 metres of 2.22% Ni, 3.76% Cu, 0.08% Co and 13.47 ppm Ag.

o	and 3.25 metres of 0.87% Ni, 2.00% Cu, 0.04% Co and 6.54 ppm Ag.

o	and 1.90 metres of 1.40% Ni, 0.76% Cu, 0.06% Co and 2.58 ppm Ag.

Keith Morrison, CEO, commented: "Our primary objective with this first phase of surface drilling and borehole electromagnetics (BHEM) program at Selebi is to provide the Company with the relevant information to support the transition to underground resource drilling at both the Selebi North and Selebi deposits.

These assay results provide an indication that the mine horizons could be well mineralized beyond the limits of legacy production when the mines were placed on care and maintenance in 2016. The BHEM data is mapping conductive Ni-Cu-Co massive sulphide mineralization. The BHEM data is interpreted by management to show several large, high conductance anomalies on the northern extension of the Selebi Mine Horizon, along with a new lower horizon that has never been drilled. The surface drilling and oriented core structural measurements and the BHEM are being used to locate the structures controlling the geometry of the mine horizons, so that exploration drifts required for underground drilling can be optimized reducing the length of drill holes, time to drill and cost to develop a PEA compliant resource.

We anticipate commencing underground drilling at the Selebi North deposit in October as we work toward our goal of preparing an NI 43-101 compliant Inferred Mineral Resource. The proposed exploration program at Selebi North includes drill 21,000 metres of underground drilling, with the view of delivering a compliant resource by the fourth quarter of 2023. The remaining assay results, combined with the ongoing BHEM program from this phase one exploration program will be focused on defining the required underground drilling program at Selebi. We will communicate the proposed plans for the Selebi underground drilling program as they are defined."

This news release summarizes the results from drill hole SMD-22-001, which was drilled from surface to a down hole depth of 1,498 metres. A summary of assays and drill collar information are provided in Tables 1 and 2, respectively. A drill plan and BHEM map are provided as Figures 1, 2 and 3, respectively. Figures may be viewed using the link provided with this news release.

Further details of drilling completed at the Selebi deposit are outlined below.

SMD-22-001 targeted the center of the modeled BHEM plate and is located approximately 160 metres down plunge of the legacy hole sd119 (figure 2). Two intervals of amphibolite hosted Ni-Cu sulphide mineralization, the upper interval and the lower interval, are separated by a 15.5 metre interval of sporadically mineralized quartzo feldpathic gneiss.

The upper interval (from 1355.35 to 1362.50 metres) consists of disseminated, coarse blebby and local net-textured sulphides hosted in a coarse grained massive amphibolite that returned 0.33 % Ni, 0.82% Cu, 0.01% Co and 2.23 ppm Ag.

The lower interval (from 1374.50 to 1400.20 metres) is also hosted in coarse grained amphibolite. Sulphide textures are primarily semi-massive to massive, with localized intervals of disseminations, stringers, and patchy sulphides.

Importantly, the lower interval returned 25.65 metres of 0.95% Ni, 2.03% Cu, 0.04% Co and 7.40 ppm Ag. This large zone included three higher grade intervals including a 6.90 metres intersection of 2.22% Ni, 3.76% Cu, 0.08% Co and 13.47 ppm Ag from 1378.00 to 1384.90 metres. In addition, a 3.25 metre intersection from 1390.75 metres returned values of 0.87% Ni, 2.00% Cu, 0.04% Co and 6.54 ppm Ag. Also contained within the main zone was an additional deeper high-grade intersection of 1.40% Ni, 0.76% Cu, 0.06% Co and 2.58 ppm Ag over 1.90 metres from 1398.25 to 1400.20 metres (See Table 1). True thickness is expected to be 70 to 80% of drill length intervals.

Table 1: Assay Results Selebi Deposit (Selebi Mine)

Hole-ID	From (m)	To (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	S (%)	Ag (ppm)
SMD-22-001	1355.35	1362.50	7.15	0.82	0.33	0.01	4.28	2.23
SMD-22-001	1374.50	1400.15	25.65	2.03	0.95	0.04	12.4	7.4
including	1378.00	1384.90	6.90	3.76	2.22	0.08	28.94	13.47
and	1390.75	1394.00	3.25	2.00	0.87	0.04	11.12	6.54
and	1398.25	1400.15	1.90	0.76	1.40	0.06	15.24	2.58

A second drill was commissioned on March 26, 2022 and, to date, two drill holes plus one wedge hole have reached target depth and tested the large BHEM anomaly with assays expected in the coming weeks. Separately, two additional drill holes are currently targeting the down-plunge of the intersection in SMD-22-001-W1 with interpreted BHEM target depths expected to be reached imminently. Table 2 below shows the hole coordinates and depths of each hole. The coordinate system is WGS84 UTM Zone 35 South.

Table 2: Drill Collar Information Selebi Deposit (Selebi Mine)

HOLE ID	UTM_EAST	UTM_NORTH	elevation	azimuth	dip	hole length	drilled meters	comment
SMD-22-001	582889.3	7562998.8	903.6	107.8	-78.38	1498.37	1498.37	completed
SMD-22-001-W1	582889.3	7562998.8	903.6	107.8	-78.38	1467.95	1014.40	wedge at 453.55m, completed
SMD-22-002	582854.5	7562848.3	904.2	107.02	-79.2	1458.95	1458.95	completed
SMD-22-003	582745.0	7562843.0	905.0	108	-78.5	54.84	54.84	hole abandoned, excessive deviation
SMD-22-004	582749.1	7562843.3	905.0	108.18	-78.5	427.07	427.07	on hold
SND-22-005	584710.0	7564991.3	895.0	297.9	-72.5	353.47	353.47	hole stopped
SND-22-005a	584710.0	7564991.3	895.0	297.9	-72.5	517.07	209.16	Wedged from 005 at 307.91m
SND-22-005b	584710.0	7564991.3	895.0	297.9	-72.5	909.67	469.80	Wedged from 005a at 439.87, on hold at depth, waiting for NAVI equipment
SMD-22-006	582754.0	7563543.0	903.0	108.35	-78.3	18.21	18.21	Abandoned in casing
SMD-22-006a	582754.0	7563543.0	903.0	108.35	-78.3	1494.95	1494.95	Re-start of SMD-006, drilling in progress
SMD-22-007	582801.0	7563267.0	897.0	108.19	-76.88	21.94	21.94	Hole abandoned in casing
SMD-22-007a	582801.0	7563267.0	897.0	108.19	-76.88	1345.14	1345.14	in progress

TOTAL							8366.30	August 16, 2022

Since 2019, the PNRL technical team has been compiling and verifying information. Mine level plans were digitized and, after significant effort, PNRL now has a 3D model of the Selebi and Selebi North underground workings and infrastructure. The gathering of the geological information to build a 3D model is ongoing. Information from handwritten drill logs were merged into the historic drill hole database, and as required, historic core is being re-logged. This 3D geological and structural model will be a vital component for planning future drill programs.

Reporting of assay results from holes completed at the Selebi Mine mineralized zones is expected to occur at regular intervals over the coming weeks.

Borehole Electromagnetic Survey

A total of 30 holes have been surveyed with BHEM and a program to collect additional BHEM data is ongoing. Almost all of the legacy holes were blocked, and a program of re-opening holes began in October 2021. Gyro and BHEM data has been collected in these re-opened holes. Collars of 228 drill holes have been located using a differential Global Positioning System (DGPS) and at another 105 sites where evidence of drilling was found, but no hole was seen. An initial downhole program of televiewer and physical property logging has also been completed to support the creation of a structural 3D model.

This work continues to highlight the potential for establishing a mineral resource estimate at depth at the Selebi deposit. The Selebi North mineralization is also open at depth, and additional potential to establish a mineral resource estimate occurs here. Given the basin structure, it is possible that the Selebi North mineralization extends at depth and flattens to the south, while also potentially extending southward. The conductors outlined to date all correlate to known horizons of nickel and copper sulphide and it is interpreted that the BHEM results demonstrate continuity between the Selebi and Selebi North deposits (figure 3).

Quality Control

The drilling was completed by Mitchell Drilling of Botswana utilizing a Sandvik UDR1500 and a Boart Longyear LF-160 diamond drill rig. Drill core samples (47.75mm NQ) are cut in half by a diamond saw on site. Half of the core is retained for reference purposes. Samples are generally 1.0 to 1.5 metre intervals or less at the discretion of the site geologists. Sample preparation and lab analysis was completed at the ALS Chemex in Johannesburg, South Africa. Commercially prepared Blank samples and certified Cu/Ni sulphide analytical control standards with a range of grades are inserted in every batch of 20 samples or a minimum of one set per sample batch. Analyses for Ni, Cu and Co are completed using a peroxide fusion preparation and ICP-AES finish (ME-ICP81).

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Sharon Taylor, Chief Geophysicist of the Company, who is a "qualified person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Technical Report

Scientific and technical information relating to the Selebi Mine is supported by the technical report titled "Technical Report on the Selebi Mines, Central District, Republic of Botswana, Report for NI 43-101", dated June 16, 2022 (effective date of March 1, 2022) (the "Selebi Technical Report"), and prepared by SLR Consulting (Canada) Ltd. for PNRL. Reference should be made to the full text of the Selebi Technical Report, including to review the assumptions, limitations and data verification relating to the historic data compilation presented in this news release, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR (www.sedar.com) under PNRL's issuer profile.

Historic Data

The work undertaken by the Company and SLR Consulting (Canada) Ltd. to verify the historic data compilation is further described in the Selebi Technical Report. While (i) visual estimates of oxidized sulphides appear to correlate well with logged intercepts and analytical values, and (ii) analytical values compared between the logs and the digital database appear to compare well, the technical team continues to collect, compile, review and validate historic technical data relevant to the project. To that end, the Selebi Technical Report recommends continued compilation and verification to confirm that the QA/QC program results are adequate to support the inclusion of the historical drill hole information in a mineral resource estimate in accordance with NI 43 101.

Historical down-dip drill hole sd140 was re-opened between October 19, 2021 and November 14, 2022 to facilitate new gyro and BHEM surveys. The hole failed to intersect mineralization and also failed to intersect the host amphibolite at the anomaly depth.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison
Chief Executive Officer
Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash
Vice President Business Development
+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be considered "forward-looking statements" within the meaning of applicable Canadian securities laws, including the timing and ability of the Company to report additional assay results at regular intervals over the coming weeks; the ability of exploration results (including drilling) to accurately predict mineralization; the significance of exploration (including drilling) results; the objectives of the first phase; the ability of the Company to transition to underground resource drilling at Selebi North and Selebi; the ability of assay results to indicate mine horizons and mineralization, at all, including beyond the limits of legacy production; management's interpretation of BHEM data; the ability of the Company to use exploration drifts for underground drilling to optimize drilling and the time and cost to develop a PEA compliant resource; the timing and ability of the Company (if at all) to commence underground drilling at Selebi North; the timing and ability (if at all) of the Company prepare an inferred mineral resource on Selebi North in accordance with NI 43-101; the ability of the Company to compile and verify historic data; the potential for establishing a mineral resource estimate on the Selebi deposit at depth; the Selebi North mineralization remaining open at depth and having a potential for a mineral resource estimate; and the business and prospects of the Company. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perception of geology and mineralization; perceptions of historical trends, current conditions and expected future developments, current information available to the management of the Company, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. The Company considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its businesses.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this news release concerning the Company, see the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of the Company, which is filed with the Canadian securities commissions and available electronically under the Company's issuer profile on SEDAR (www.sedar.com) and the risk factors outlined in the filing statement of the Company dated July 22, 2022, which are available electronically on SEDAR (www.sedar.com) under the PNRL's issuer profile. The forward-looking statements set forth herein concerning the Company reflect management's expectations as at the date of this news release and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Figure 1. Selebi Drill Results: Inclined Long Section

Legend
DDH Pierce Points: Ni Equiv x Length (m)
Gridded & Contoured Value
High : 104.75
Low : -1.24
Other Pierce Point Symbols
Assays pending
In progress / on hold (projected pierce point)
sd119: 48.5m @ 1.52% Ni, 2.50% Cu, 2.40% NiEq
Incl. 34.2m @ 1.90% Ni, 3.30% Cu, 3.10% NiEq
SMD-22-001: 25.65m @ 0.95% Ni, 2.03% Cu, 1.68% NiEq
Incl. 6.90m @ 2.22% Ni, 3.76% Cu, 3.57% NiEq
sd112: No host rock, dolerite dyke
sd121: 6.0m @ 0.66% Ni, 2.50% Cu, 1.55% NiEq
sd121B: 4.4m @ 1.40% Ni, 2.10% Cu, 2.17% NiEq
sd124: 0.3m @ 2.79% Ni, 0.17% Cu, 2.85% NiEq
sd124B: 0.2m @ 0.56% Ni, 11.99% Cu, 4.72% NiEq
Approx. Outline of Selebi
sd131: 2.0m @ 2.05% Ni, 5.96% Cu, 4.19% NiEq
sd131B: 2.0m @ 1.59% Ni, 3.75% Cu, 2.93% NiEq
sd129: 3.4m @ 0.60% Ni, 0.48% Cu, 0.78% NiEq
sd129B: 3.4m @ 1.59% Ni, 1.53% Cu, 2.14% NiEq
BHEM PLATE
sd140: No host rock
Approx. Outline of Selebi
sd113A: 1.4m @ 0.10% Ni, 0.66% Cu, 0.34% NiEq
sd123: 1.4m @ 1.25% Ni, 1.52% Cu, 1.80% NiEq
sd118: 7.3m @ 1.19% Ni, 1.07% Cu, 1.58% NiEq
sd118B: 5.9m @ 1.55% Ni, 0.67% Cu, 1.79% NiEq
0 200 400 600 800 1,000
Meters
N.B. Lengths are core lengths not true widths
Inclined Longitudinal Section Through
The Selebi Deposit
Looking 028° and Dipping -43° (RHR)

Figure 2. Drill Hole SMA-22-001 Location Map

27°47'E
27°48'E
27°49'E
27°50'E
N.B. Lengths are core lengths not true widths
KEY MAP
Map Area
BOTSWANA
Gaborone
0
500
Kilometers
SELEBI NORTH
22°1'S
22°2'S
22°3'S
22°4'S
SMD-22-001:
25.65m @ 0.95% Ni, 2.03% Cu, 0.04% Co, 7.40 ppm Ag
Incl. 6.90m @ 2.22% Ni, 3.76% Cu, 0.08% Co, 13.47 ppm Ag
SMD-22-001
sd140 off-hole EM conductor
SELEBI
N
0
1
2
Kilometers
Legend
Mine shaft
Stopes and UG workings
Outline of NI-43-101 non-compliant resource
BHEM Plates
Mine Horizon
Drill Holes
Historical surface hole
2022 hole

Figure 3. Drill Hole and Borehole EM (BHEM) Exploration Work Program

27°47'E
27°48'E
27°49'E
27°50'E
22°1'S
22°2'S
22°3'S
22°4'S
KEY MAP
Map Area
BOTSWANA
Gaborone
0
500
Kilometers
SELEBI NORTH
SMD-22-005
SMD-22-006
SMD-22-007
SMD-22-001 & SMD-22-001-W1
SMD-22-002
SMD-22-003 & SMD-22-004
SELEBI
N
0
1
2
Kilometers
Legend
Mine shaft
Stopes and UG workings
Outline of NI-43-101 non-compliant resource
BHEM Plates
Mine Horizon
Lower Horizon
2022 Drill Holes (labeled)
BHEM surveyed
In progress
On hold
Abandoned
Historical Drill Holes
Surface hole
BHEM surveyed